SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Acquisition of businesses in Colombia, Paraguay and Uruguay

(Rio de Janeiro, December 22, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it has signed three Share Purchase Agreements, one for each country, for acquisition of Shell’s fuel businesses (retail and commercial market) in Colombia and the totality of its operations in Paraguay and Uruguay for a value of around US$ 140 million. The final value of the transaction will be determinate in the definitive handover of the assets for Petrobras during the year of 2006.

The acquisitions in these countries, still subject to the relevant government approvals, refer to ongoing business and comprise principally the following:

Colombia

•
Control of 38 service stations, wholly-owned or run on the basis of long-term leases, located in Bogotá with an annual sales volume of 235,000 m3 and commercial supply contracts representing annual sales of 149,000 m3;

•	A supply base in Puente Aranda with storage capacity of 9,000 m3;
•	Lubricant blending plant with a production capacity of 38,000 m3, including the execution of a blending contract of 31,000 m3 with Shell Colombia;
•	A basic products terminal in Sta. Marta.

Paraguay

•	134 service stations with 52 convenience stores at sites throughout Paraguay with an annual sales volume of 241,000 m3 and commercial supply contracts representing annual sales of 67,000 m3;
•	Assets for supporting LPG merchandising in the form of 17 service stations selling vehicular LPG with an annual sales volume of 45,000 m3;
•	Installations for the sale of aviation products at Assuncion and Cidade Del Este airports with a volume of 18,000 m3 and for the sale of lubricants, representing annual sales of 5,000 m3.

Uruguay

•	89 service stations at sites throughout Uruguay with an annual sales volume of 227,000 m3 and commercial supply contracts representing 62,000 m3 in annual sales volume;
•	Installations for commercialization of 32,000 m3 of aviation fuels annually in the international airport of Carrasco and 10,000 m3 commercialization of asphalt annually;
•	The Share Purchase Agreement also includes assets allowing Petrobras to penetrate the regional market for maritime products, representing annual sales of 88,000 m3 and 2,000 m3 of lubricants.

The completion of this operation is in line with the objectives established in the Strategic Plan for the consolidation of Petrobras as an integrated energy company with a strong international presence and leadership in Latin America. Such markets represent excellent potential for growth as well as synergies with existing assets held by the Company throughout the region.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 22 nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.